  Exhibit 99.1

High Tide Welcomes Doubling of Ontario Retail Cannabis Store Cap

Province Amends Ontario Regulation 468/18 Under the Cannabis Licence Act, 2018 to Increase the Number of Stores That Licensed Retail Cannabis Operators and Their Affiliates Can Operate From 75 to 150

CALGARY, AB, Jan. 2, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, welcomes today's amendment of Ontario Regulation 468/18 under the Cannabis Licence Act, 2018 that increases the number of stores that licensed retail cannabis operators and their affiliates can operate from 75 to 150.

"We welcome Ontario's move today to make good on its previously stated intent to double the provincial store cap to 150. The increase comes as some operators who have a franchise model are already approaching, or have exceeded, 75 stores in the province. The move will have a positive impact on Ontario's cannabis retail market as it brings the province closer to Alberta, Saskatchewan and Manitoba, which don't have a store cap and have demonstrated success at illicit market capture," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This change not only levels the retail playing field in Ontario but also creates a significant growth opportunity for High Tide and others that will help Ontario's legal cannabis industry better compete with an entrenched illicit market, creating new jobs for Ontarians and increasing tax revenue for the province. As of July 2023, the 50 Canna Cabana stores we had open in Ontario had an average annual run rate that was 3.4 times our provincial peers'. Accordingly, an additional 100 locations will help meaningfully boost our revenues and power our growth trajectory over the next couple of years, further solidifying our leadership position as the largest non-franchised cannabis retailer in the country. With this change, our long term growth target has now shifted upwards to 300 bricks and mortar stores in Canada," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 162 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the effect of the regulatory amendment on illicit market capture in Ontario, the expected annual revenue run rate for current and future Ontario stores, and the growth opportunity for High Tide in Ontario. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-welcomes-doubling-of-ontario-retail-cannabis-store-cap-302024026.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2024/02/c2001.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 02-JAN-24